MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the three and six-month periods ended June 30, 2013

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.

This quarter means the second quarter of 2013. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of August 1, 2013. You should also read our audited consolidated financial statements for the year ended December 31, 2012 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited interim condensed consolidated financial statements for the three and six-month periods ended June 30, 2013 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”. We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our annual information form, on SEDAR at www.sedar.com.

Except as noted in our Outlook below, there have been no changes to the following since we published our 2012 MD&A: critical accounting estimates, financial related risks and other risks and uncertainties. There has also been no material change in the legal status of our worldwide projects and operations since that time.

What’s inside

About Eldorado	1

Second Quarter Summary Results	1

Outlook	2

Review of Financial Results	2

Quarterly updates
Operations	3
Development projects	7
Exploration	8

Quarterly results	9

Non-IFRS measures	9

Operating cash flow, financial condition and liquidity
Capital expenditures, Liquidity and capital resources	10
Contractual obligations, Debt, Dividends, Equity	11

Other information
New accounting developments	12
Internal controls over financial reporting	13
Qualified person	14
Forward-looking information and risks	14

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration, development, production and reclamation.

Operating gold mines:

•	Kisladag, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	Jinfeng, in China (82%)
•	White Mountain, in China (95%)
•	Efemcukuru, in Turkey (100%)

Development gold projects:

•	Eastern Dragon, in China (95%)
•	Tocantinzinho, in Brazil (100%)
•	Perama Hill, in Greece (100%)
•	Olympias, in Greece (95%)
•	Skouries, in Greece (95%)
•	Certej, in Romania (80%)

Other mines:

•	Vila Nova – iron ore, in Brazil (100%)
•	Stratoni – silver, lead, zinc, in Greece (95%)

Eldorado’s common shares are listed on the following exchanges:

•	Toronto Stock Exchange (TSX) under the symbol ELD
•	New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

Second quarter summary results

•	Profit attributable to shareholders of the Company (net income) for the quarter was $43.3 million or $0.06 per share compared to $46.6 million or $0.07 per share for the same quarter in 2012.

•	Gold revenues were 14% higher than the same quarter in 2012 due to higher sales volumes partially offset by lower gold prices.

•	Gross profits from gold mining operations before taxes were $117.2 million for the quarter, 1% lower than the second quarter of 2012.

•	The Company generated $84.9 million in cash from operating activities before changes in non-cash working capital – a 3% increase over the same quarter in 2012.

•	On August 1, 2013, the Company declared that it will pay an eligible dividend of Cdn$0.05 per Common Share on August 26, 2013 to the holders of the Company’s outstanding Common Shares as of the close of business on the record date of August 15, 2013.

1

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2013

Outlook

In light of the recent significant decline in gold price the Company has modified its operating plan for 2013 as follows:

Exploration spending for 2013 has been reduced from $98.5 million to $51.0 million with an emphasis on mine site and brownfields exploration. Capital spending has been revised down from $670.0 million to $430.0 million. The full Kisladag expansion as envisaged will be deferred pending improvement in metal prices, while the development of Skouries, Perama Hill and Certej is projected to be delayed by one year from their original planned completion dates.

Gold production for 2013 is forecast to be 745,000 ounces of gold with average cash costs of $520/oz. This is in line with previous guidance provided of 705,000 - 760,000 ounces at average cash costs of $515-530/oz.

Review of Financial Results

Summarized Financial Results	3 months ended June 30,		6 months ended June 30,
	2013	2012	2013	2012
Revenues (millions)	$266.9	$244.2	$605.0	$515.7
Gold Revenues (millions)	$243.6	$214.2	$550.8	$471.4
Gold sold (ounces)	176,260	132,919	365,606	283,580
Average realized gold price ($/ounce)	$1,382	$1,612	$1,506	$1,662
Cash operating costs ($/ounce sold) (1)	$478	$480	$492	$465
Total cash cost ($ per ounce sold) (1)	$536	$550	$552	$539
Gross profit from gold mining operations(1) (millions)	$117.2	$118.7	$281.0	$269.4
Net Income (millions)	$43.3	$46.6	($2.2)	$114.5
Earnings per share attributable to shareholders of the Company – Basic ($/share)	$0.06	$0.07	$0.00	$0.17
Earnings per share attributable to shareholders of the Company – Diluted ($/share)	$0.06	$0.07	$0.00	$0.17
Dividends paid (Cdn$/share)	$0.00	$0.00	$0.07	$0.09
Cash flow from operating activities before changes in non-cash working capital(1) (millions)	$84.9	$82.1	$224.8	$184.9
(1)	The Company has included non-IFRS performance measures such as cash operating costs, total cash costs, gross profit from gold mining operations and cash flow from operations before changes in non-cash working capital throughout this document. These are non-IFRS measures. Please see page 9 for discussion of non-IFRS measures.

Net income for the quarter was $43.3 million (or $0.06 per share), compared with $46.6 million (or $0.07 per share) in the second quarter of 2012. Higher gold sales volumes offset lower gold prices resulting in higher revenues from gold mining operations year over year. The increase year over year in gold revenues was offset by higher production costs and depreciation, depletion and amortization from gold mining operations as a result of higher sales volumes. Other items affecting net income for the quarter included $5.9 million in foreign exchange losses (second quarter 2012 - $0.8 million loss), and $11.1 million in interest and financing costs (second quarter 2012 - $1.4 million). The foreign exchange losses related to bank deposits in foreign currencies in Turkey and Canada. The effective tax rate of 36% fell from a rate of 43% in the second quarter of 2012 mainly as a result of the impact of the recognition of investment tax credits in Turkey.

2

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2013

Operations update

Summarized Operating Results	3 months ended June 30,		6 months ended June 30,
	2013	2012	2013	2012
Gross profit – gold mining operations (millions)	$117.2	$118.7	$281.0	$269.4
Ounces produced – including pre-commercial production	183,971	140,694	347,739	296,229
Cash operating costs ($ per ounce sold)	$478	$480	$492	$465
Total cash cost ($ per ounce sold)	$536	$550	$552	$539
Kisladag
Gross profit – gold mining operations (millions)	$77.6	$74.0	$162.6	$156.6
Ounces produced	76,735	61,575	146,956	127,282
Cash operating costs ($ per ounce sold)	$327	$333	$331	$336
Total cash cost ($ per ounce sold)	$348	$357	$353	$366
Efemcukuru[1]
Gross profit – gold mining operations (millions)	$12.2	-	$51.0	-
Ounces produced (2012 includes pre-commercial production)	26,289	8,222	46,145	12,515
Cash operating costs ($ per ounce sold)	$519	-	$561	-
Total cash cost ($ per ounce sold)	$537	-	$592	-
Tanjianshan
Gross profit – gold mining operations (millions)	$15.2	$20.6	$34.2	$45.1
Ounces produced	27,938	27,172	54,145	55,988
Cash operating costs ($ per ounce sold)	$398	$432	$419	$419
Total cash cost ($ per ounce sold)	$577	$621	$605	$613
Jinfeng
Gross profit – gold mining operations (millions)	$8.3	$13.0	$17.0	$39.2
Ounces produced	28,889	25,630	50,631	60,865
Cash operating costs ($ per ounce sold)	$757	$786	$789	$703
Total cash cost ($ per ounce sold)	$845	$858	$881	$776
White Mountain
Gross profit – gold mining operations (millions)	$3.9	$11.1	$16.2	$28.5
Ounces produced	17,462	18,095	38,377	39,579
Cash operating costs ($ per ounce sold)	$742	$622	$683	$579
Total cash cost ($ per ounce sold)	$781	$666	$726	$624
Olympias[1]
Gross profit – gold mining operations (millions)	-	-	-	-
Ounces produced – pre-commercial production	6,658	-	11,485	-
Cash operating costs ($ per ounce sold)	-	-	-	-
Total cash cost ($ per ounce sold)	-	-	-	-

[1]	Gold concentrate produced at Efemcukuru and Olympias prior to the date of commercial production has been treated as pre-commercial production. All costs and revenues associated with the production and sale of these concentrate are considered part of the capital expenditures of the projects. Efemcukuru declared commercial production on December 1, 2012.

3

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2013

Kisladag

Operating Data	3 months ended June 30,		6 months ended June 30,
	2013	2012	2013	2012
Tonnes placed on pad	3,301,333	3,259,574	6,216,841	6,400,066
Average treated head grade - grams per tonne (g/t)	1.26	1.30	1.28	1.21
Gold (ounces)
- Produced	76,735	61,575	146,956	127,282
- Sold	76,680	61,991	146,930	127,155
Cash operating costs (per ounce sold)	$327	$333	$331	$336
Total cash costs (per ounce sold)	$348	$357	$353	$366
Financial Data (millions)
Gold revenues	$108.6	$99.7	$223.1	$210.3
Depreciation and depletion	$3.6	$2.6	$6.8	$5.2
Gross profit – gold mining operations	$77.6	$74.0	$162.6	$156.6
Capital expenditure on mining interests	$35.3	$47.7	$70.7	$51.4

Gold production at Kisladag during the second quarter of 2013 was higher than the same quarter of 2012 mainly due to the stacking and leaching sequence. Capital expenditures during the quarter included waste stripping, mining equipment, and construction activities associated with the Phase IV expansion.

Efemcukuru

Operating Data	3 months ended June 30,		6 months ended June 30,
	2013	2012	2013	2012
Tonnes Milled	109,349	95,131	196,228	165,777
Average treated head grade - grams per tonne (g/t)	9.28	9.60	8.91	9.23
Average Recovery Rate (to Concentrate)	94.0%	92.9%	93.8%	92.6%
Gold (ounces)
- Produced – incl. pre commercial production (2012)	26,289	8,222	46,145	12,515
- Sold – commercial production	25,187	-	75,478	-
Cash operating costs (per ounce sold)	$519	-	$561	-
Total cash costs (per ounce sold)	$537	-	$592	-
Financial Data (millions)
Gold revenues	$31.6	-	$112.7	-
Depreciation and depletion	$5.3	-	$15.1	-
Gross profit – gold mining operations	$12.2	-	$51.0	-
Capital expenditure on mining interests	$6.8	$15.5	$16.6	$29.5

During the quarter Efemcukuru recovered 26,289 ounces of gold in concentrate of which 25,187 was shipped to the commercial refinery. Efemcukuru was undergoing commissioning during the second quarter of 2012. The mine and mill benefited during the quarter from modifications made to plant and ancilllary equipment which increased throughput. By the end of the quarter the mine and plant were operating at expected capacity. Capital expenditures during the quarter included underground development as well as plant upgrades and improvements.

4

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2013

Tanjianshan

Operating Data	3 months ended June 30,		6 months ended June 30,
	2013	2012	2013	2012
Tonnes Milled	273,065	245,456	520,126	508,249
Average treated head grade - grams per tonne (g/t)	3.50	3.73	3.61	3.87
Average Recovery Rate	83.6%	84.1%	82.3%	82.7%
Gold (ounces)
- Produced	27,938	27,172	54,145	55,988
- Sold	27,938	27,172	54,145	55,988
Cash operating costs (per ounce sold)	$398	$432	$419	$419
Total cash costs (per ounce sold)	$577	$621	$605	$613
Financial Data (millions)
Gold revenues	$38.4	$43.9	$81.0	$93.6
Depreciation and depletion	$6.7	$6.3	$13.3	$13.6
Gross profit – gold mining operations	$15.2	$20.6	$34.2	$45.1
Capital expenditure on mining interests	$3.2	$2.8	$5.0	$6.9

Gold production at Tanjianshan during the second quarter of 2013 was slightly higher than the same quarter of 2012 as a result of additional mill throughput, partially offset by lower head grades and recovery rates. Cash operating costs per ounce decreased from the second quarter 2012 slightly. Capital spending included exploration activities and process improvements.

Jinfeng

Operating Data	3 months ended June 30,		6 months ended June 30,
	2013	2012	2013	2012
Tonnes Milled	336,707	337,560	688,608	706,316
Average treated head grade - grams per tonne (g/t)	3.33	2.68	2.87	2.93
Average Recovery Rate	84.5%	85.3%	83.4%	85.4%
Gold (ounces)
- Produced	28,889	25,630	50,631	60,865
- Sold	28,993	25,661	50,676	60,858
Cash operating costs (per ounce sold)	$757	$786	$789	$703
Total cash costs (per ounce sold)	$845	$858	$881	$776
Financial Data (millions)
Gold revenues	$40.8	$41.6	$75.9	$101.9
Depreciation and depletion	$8.1	$6.6	$14.2	$15.5
Gross profit – gold mining operations	$8.3	$13.0	$17.0	$39.2
Capital expenditure on mining interests	$15.4	$5.9	$29.3	$14.9

Gold production at Jinfeng in the second quarter of 2013 was higher than the same quarter of 2012 due to higher head grades. The ore zone in the open pit was accessed during the quarter and contributed to the improved head grade. Capital spending during the quarter included open pit stripping, underground mine development, and process improvements.

5

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2013

White Mountain

Operating Data	3 months ended June 30,		6 months ended June 30,
	2013	2012	2013	2012
Tonnes Milled	203,033	188,038	401,967	346,152
Average treated head grade - grams per tonne (g/t)	3.25	3.60	3.52	3.99
Average Recovery Rate	87.0%	86.9%	86.3%	86.5%
Gold (ounces)
- Produced	17,462	18,095	38,377	39,579
- Sold	17,462	18,095	38,377	39,579
Cash operating costs (per ounce sold)	$742	$622	$683	$579
Total cash costs (per ounce sold)	$781	$666	$726	$624
Financial Data (millions)
Gold revenues	$24.2	$30.0	$58.1	$65.6
Depreciation and depletion	$6.6	$5.7	$13.9	$12.3
Gross profit – gold mining operations	$3.9	$11.1	$16.2	$28.5
Capital expenditure on mining interests	$5.8	$5.5	$11.9	$11.8

Gold production at White Mountain in the second quarter of 2013 was lower than in the same period of 2012. This decrease was largely a result of lower head grades and reduced process throughput. Cash operating costs per ounce increased due to increased contract miner and plant repair costs. Capital spending this quarter included underground development, exploration, process plant improvements, and construction of a new mobile maintenance work shop.

Vila Nova

Operating Data	3 months ended June 30,		6 months ended June 30,
	2013	2012	2013	2012
Tonnes Processed	179,864	176,418	392,775	366,165
Iron Ore Produced	155,172	152,965	338,598	318,866
Average Grade (% Fe)	60.1%	64.4%	59.8%	63.5%
Iron Ore Tonnes
- Sold	81,874	172,024	211,421	260,605
Average Realized Iron Ore Price	$106	$85	$113	$85
Cash Costs (per tonne produced)	$74	$62	$69	$63
Financial Data (millions)
Revenues	$8.7	$14.7	$23.8	$22.1
Depreciation and depletion	$0.9	$1.4	$2.1	$2.1
Gross profit from mining operations	$1.8	$2.7	$7.2	$3.6
Capital expenditure on mining interests	$0.2	$0.1	$3.6	$0.3

Iron ore production in the second quarter of 2013 increased 1% at Vila Nova as compared to the same quarter of 2012. Iron ore sales were 52% lower as a result of the incident that occurred at the Anglo-Ferrous port facility during the quarter. While the Anglo-Ferrous port facility remains closed Vila Nova has been shipping reduced quantities of iron ore through the public port in Santana City.

6

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2013

Stratoni

Operating Data	3 months ended June 30,		6 months ended June 30,
	2013	2012	2013	2012
Tonnes ore mined (wet)	60,109	66,529	114,234	85,471
Tonnes ore processed (dry)	62,331	64,272	110,852	80,874
Pb grade (%)	6.57%	6.58%	6.41%	6.40%
Zn grade (%)	9.38%	10.06%	9.37%	9.78%
Ag grade (g/t)	173	172	168	169
Tonnes of concentrate produced	16,054	17,278	28,332	21,140
Tonnes of concentrate sold	16,783	15,821	30,751	21,390
Average realized concentrate price (per tonne)	$781	$893	$849	$949
Cash Costs (per tonne of concentrate sold)	$829	$593	$829	$650
Financial Data (millions)
Revenues	$13.1	$13.3	$26.1	$19.0
Depreciation and depletion	$2.1	$1.9	$3.9	$2.7
Gross profit from mining operations	-$3.0	$1.9	-$3.3	$2.4
Capital expenditure on mining interests	$0.5	$2.5	$0.6	$3.0

During the second quarter, Stratoni mined 60,109 tonnes of run-of-mine ore and produced 16,054 tonnes of lead and zinc concentrate at an average cash cost of $829 per tonne of concentrate sold. During the same period, Stratoni sold 16,783 tonnes of concentrate at an average price of $781 per tonne.

Stratoni operating and financial data for 2012 shown in the table above reflect operations subsequent to February 24, 2012, the date of the European Goldfields Ltd. acquisition.

Olympias

During the second quarter, Olympias treated 116,972 tonnes of tailings and produced 6,658 payable gold ounces. Commissioning of the plant continued during the quarter with commercial production expected during the third quarter. Capital spending during the quarter included underground decline development, underground rehabilitation and process plant improvements.

Development project update

Skouries

Clearing, grubbing and grading of the plant site area was ongoing. Site clearing and geotechnical drilling on the tailings dam area continued during the quarter. A review of the tailings dam construction materials and methodology was completed with the goal of optimizing the cost and time required to complete the tailings dam. Progress continued to be made on the underground decline during the quarter.

Olympias

Ground water inflows were intersected in the decline from Stratoni to the Olympias deposit and limited the advance during the quarter. A grouting company was brought in to deal with the inflow. Rehabilitation of the existing underground mine continued during the quarter.

7

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2013

Perama Hill

Final approval of the Environmental Impact Assessment (“EIA”) for Perama Hill is expected during the second half of 2013. Approval of the EIA will allow construction of the initial infrastructure to commence, and is required in order to obtain the permits to commence full construction. Preliminary engineering continued on the project during the quarter with completion expected in the third quarter this year. Metallurgical testwork to confirm and optimise the process will be completed during the third quarter this year, with detailed engineering expected to begin shortly thereafter. Geotechnical drilling was completed during the quarter in order to examine the foundation conditions for the plant and tailings dump sites. In addition, drilling was begun in the open pit area to reconfirm the geotechnical conditions used in the feasibility pit slope design.

Certej

Geotechnical drilling was carried out during the quarter to provide data for pit slope stability and soil analyses. Metallurgical testing was conducted on samples from recently drilled extensions to the ore zones. Extensive flotation testing was carried out to confirm results from previous work, and to generate concentrate material for oxidation testing. Results of the testing will be used to finalize the process design during the third quarter. Engineering work was begun to establish alternatives for supply of power to the site from the national grid and to rehabilitate the water supply lines from the Mures River. Work was begun on construction of an alternate access road to the property.

Tocantinzinho

Permitting activities continued during the quarter at both the state and federal levels. Project engineers continued to focus on reduction of capital requirements in order to optimize the project, including consideration of Semi-Autogenous Grind (“SAG”) milling as opposed to three-stage crushing. Cost reductions have been generated through changes to the design of the tailings management facility and waste dump as well as optimization of earthmoving for the plant and administration sites. There is also the potential to reduce capital costs further by utilising contract miners. Preliminary discussions are ongoing with mining contractors for both short term and long term mining contracts. The mine plan is scheduled to be updated by the end of this year. Site activities are focused on site characterization data collection from established points. Field surveys along the logging road are ongoing. Nonessential field work has been cancelled.

Eastern Dragon

Eastern Dragon remained on care and maintenance pending resolution of permitting issues. Site management worked with the local authorities to maintain local permits and permissions in good standing. Work continued on preparing the necessary paperwork to submit to the National Development and Reform Commission (“NDRC”), as well as determining the timeline for review and approval.

Exploration update

In the second quarter approximately 65,000 metres of exploration drilling were completed at the company’s operations, development projects, and exploration projects. In Greece, sterilization drilling was completed at Perama Hill, and the 2013 resource drilling program commenced at the Piavitsa project. In Romania, drilling focused on resource expansion and infill drilling at the Certej deposit. In Turkey, drilling was completed on several targets at the Efemcukuru minesite, and at the Ardala/Salinbas exploration project. Drilling in China included resource expansion programs at the Jinfeng, White Mountain, and Tanjianshan mine sites, and on exploration targets peripheral to the Jinfeng and Tanjianshan mines. In Brazil, resource expansion drilling was completed at the Vila Nova minesite, and an initial phase of drilling was completed at the Chapadinha early-stage exploration project.

8

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2013

Quarterly results

millions (except per share amounts)

	2013	2013	2012	2012	2012	2012	2011	2011
	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter
Total revenues	$266.9	$338.1	$350.0	$281.8	$244.2	$271.5	$304.6	$327.3
Net income	$43.3	($45.4)	$115.0	$75.8	$46.6	$67.9	$88.8	$102.5
Earnings per share
- basic	$0.06	($0.06)	$0.16	$0.11	$0.07	$0.11	$0.16	$0.19
- diluted	$0.06	($0.06)	$0.16	$0.11	$0.07	$0.11	$0.16	$0.19

Quarterly loss for the first quarter of 2013 was due to a one-time $125.2 million non-cash adjustment related to an increase in Greek income tax rates.

Non-IFRS measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance.

Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash operating cost and total cash cost

The table below reconciles cash operating cost from our gold mining operations to production costs. We calculate costs according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

Reconciliation of cash operating costs to production costs	2013	2012	2013	2012
millions (except for gold ounces sold and cash operating cost per ounce sold)	Q2	Q2	YTD	YTD
Production costs – excluding Vila Nova and Stratoni (from consolidated income statement)	$96.2	$74.4	$206.5	$155.4
Less:
By-product credits and other adjustments	$(1.7)	$(1.3)	$(4.6)	$(2.6)
Total Cash Cost	$94.5	$73.1	$201.9	$152.8
Royalty expense and production taxes	$(10.3)	$(9.3)	$(22.1)	$(20.8)
Cash operating cost	$84.2	$63.8	$179.8	$132.0
Gold ounces sold	176,260	132,919	365,606	283,580
Total cash cost per ounce sold	$536	$550	$552	$539
Cash operating cost per ounce sold	$478	$480	$492	$465

Cash flow from mining operations before changes in non-cash working capital

We use cash flow from mining operations before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

9

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2013

Gross profit from gold mining operations

We use gross profit from gold mining operations to supplement our consolidated financial statements, and calculate it by deducting operating costs and depreciation, depletion and amortization directly attributable to gold mining operations from gross revenues directly attributable to gold mining operations.

These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

Operating cash flow, financial condition and liquidity

Operating activities before changes in non-cash working capital generated $84.9 million in cash this quarter, compared to $82.1 million in the same quarter of 2012.

Capital expenditures

We invested $116.5 million in capital expenditures, mine development, mining licences and other assets this quarter.

Mine development expenditures totalled $46.1 million:

•	$1.0 million at Eastern Dragon
•	$1.7 million at Tocantinzinho
•	$2.3 million at Perama Hill
•	$22.0 million at Olympias
•	$11.8 million at Skouries
•	$7.3 million at Certej

Spending at our producing mines totalled $67.0 million:

•	$35.3 million at Kisladag, mostly related to the Phase IV expansion and sustaining capital
•	$6.8 million at Efemcukuru mostly on mine development and completion of start-up
•	$15.4 million at Jinfeng, mostly on land acquisition and waste stripping
•	$5.8 million at White Mountain, mainly related to underground mine development
•	$3.2 million at Tanjianshan, mainly related to sustaining capital
•	$0.5 million at Stratoni

We also spent $3.2 million on land acquisition costs in Turkey, and $0.2 million related to fixed assets for our corporate offices in Canada and China.

Liquidity and capital resources

(millions)	June 30, 2013	December 31, 2012
Cash, cash equivalents and term deposits	$743.6	$816.8
Working capital	$853.6	$917.3
Restricted collateralized accounts	$0.3	$0.2
Debt	$596.6	$593.3

Management believes that the working capital at June 30, 2013, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2013 and beyond.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2013

Contractual obligations

(millions)	2013 $	2014 $	2015 $	2016 $	2017 and later $	Total $
Debt	12.6	-	-	-	600.0	612.6
Capital leases	0.7	0.9	0.9	0.9	0.9	4.3
Operating leases	3.8	8.8	6.3	4.5	15.5	38.9
Purchase obligations	121.9	22.8	15.1	14.3	14.4	188.5
Totals	139.0	32.5	22.3	19.7	630.8	844.3

The table does not include interest on debt.

As at June 30, 2013, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total 44,599 dry metric tonnes of zinc concentrates and 20,437 dry metric tonnes of lead/silver concentrates cumulative through the financial year ending December 31, 2013.

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. (Silver Wheaton) all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around Stratoni, up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fee per ounce of payable silver to be delivered to Silver Wheaton of the lesser of $3.90 and the prevailing market price per ounce. As at June 30, 2013 approximately 5.6 million ounces of silver have been delivered of the original 15 million ounce commitment.

In May 2013, the Company, in connection with Hellas, entered into a Letter of Guarantee in favour of the Greek Ministry of Environment, Energy and Climate Change, in the amount of Euro50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines. The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 0.57 basis points.

Debt

Significant changes in our debt from that disclosed in our December 31, 2012 annual MD&A and consolidated financial statements are as follows:

Jinfeng CMB working capital loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16.2 million) working capital loan with CMB. Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility has a term of up to one year, from January 16, 2013 to January 15, 2014. The facility is unsecured.

As at June 30, 2013, Jinfeng has drawn down RMB 78.0 million ($12.6 million) under this facility and has used the proceeds to fund working capital obligations. This tranche of the loan has a term of six months and a fixed interest rate of 5.6%.

Eastern Dragon HSBC revolving loan facility

In March 2013, Eastern Dragon paid the full amount of this loan.

Senior notes

The fair market value of the notes as at June 30, 2013 is $582.8 million. Net deferred financing costs of $16.0 million have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2013

Entrusted loan

The entrusted loan was increased to RMB 720.0 million ($116.5 million) in May 2013. The interest rate on this loan as at June 30, 2013 was 4.59%. As at June 30, 2013, RMB 622.0 million ($100.7 million) had been drawn under the entrusted loan. The entrusted loan has been recorded on a net settlement basis.

Dividends

No dividends were paid during the quarter.

Equity

This quarter we received net proceeds of $0.2 million for issuing 30,000 common shares related to stock options and warrants being exercised.

We may make minor accounting adjustments to these figures before they are presented in future consolidated financial statements.

Common shares outstanding - as of July 31, 2013 - as of June 30, 2013	715,038,288 715,038,288
Share purchase options - as of July 31, 2013 (Weighted average exercise price per share: $12.74 Cdn)	18,575,836

Other information

New accounting developments

The following standards and amendments to existing standards have been adopted by the company commencing January 1, 2013:

•	IAS 19 Employee Benefits’ – On June 16, 2011, the International Accounting Standards Board (IASB) published a revised version of IAS 19. The revised IAS 19 (“IAS 19R”) represents IASB’s effort to improve the accounting for employee retirement benefits. The revisions include:
-	Requirement to recognize past service costs immediately in net income rather than using the corridor method.
-	Requirement to recognize actuarial gains and losses immediately in other comprehensive income OCI. Previously, companies had the option of recognizing actuarial gains and losses through OCI immediately or via use of the corridor method.
-	Requirement that expected return on plan assets be calculated based on the rate used to discount the defined benefit obligation which is based on high quality bond yields. Previously, equity returns were incorporated into the expected return on plan assets.
-	Requirement for more disclosure relating to the characteristics and risks of the amounts in the financial statements regarding defined benefit plans, including the timing and uncertainty of the entity’s cash flows.

The adoption of this standard had a nominal impact on the Company’s unaudited condensed interim consolidated financial statements. Therefore comparative periods have not been restated.
•

IFRS 10 ‘Consolidated Financial Statements’ – This IFRS establishes control as the basis for an investor to consolidate its investee; it defines control as an investor’s power over the investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s return through its power over the investee. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2013

•

IFRS 11 ‘Joint Arrangements’ – This standard replaces the guidance in IAS 31 ‘Interests in Joint Ventures’.  Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures.  Joint ventures entities are now accounted for using the equity method.

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value into a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 ‘Impairment of Assets’. Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

•

IFRS 12 ‘Disclosure of Interests in Other Entities’ – This IFRS is a new standard that applies to companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities.  The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies are now required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle.  At January 1, 2013, the Company adopted this standard. The adoption did not require any adjustments to its unaudited condensed interim consolidated financial statements but will require extended disclosures at year end.

•

IFRS 13 ‘Fair value measurement’ – This IFRS aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. At January 1, 2013, the Company adopted this standard and the required disclosures are included in note 10 of its unaudited condensed interim consolidated financial statements.

•

IFRIC 20 ‘Stripping costs in the production phase of a surface mine’ – This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine. Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body. Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, ‘Inventories’. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset. Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. At January 1, 2013, the Company adopted this interpretation and there was no impact on its unaudited condensed interim consolidated financial statements.

Internal controls over financial reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the second quarter of 2013 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2013

Qualified Person

Except as otherwise noted, Norman Pitcher, P. Geo., our President, is the Qualified Person under NI 43-101 responsible for supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
•	the changing price of gold and currencies,
•	actual and estimated production and mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory and permitting risks,
•	acquisition risks, and
•	other risks that are set out in our Annual Information Form.
•	If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

We recommend that you review our annual information form, which include a more detailed discussion of material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2013